UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

NETSUITE INC.

(Name of Subject Company (Issuer))

NAPA ACQUISITION CORPORATION

(Offeror)

a subsidiary of

OC ACQUISITION LLC

(Parent of Offeror)

a subsidiary of

ORACLE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

Brian S. Higgins

Vice President and Associate General Counsel

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Telephone: (650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,473,545,994.00	$953,968.08
*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of NetSuite Inc. (“NetSuite”), at a purchase price of $109.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 81,007,997 shares of common stock of NetSuite that were issued and outstanding as of August 8, 2016; (ii) 1,035,657 shares of common stock of NetSuite potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of August 8, 2016; (iii) 3,480,715 shares of common stock of NetSuite issuable upon the settlement of outstanding restricted stock units as of August 8, 2016; and (iv) 1,388,897 shares of common stock of NetSuite issuable upon the settlement of outstanding performance share units as of August 8, 2016. The foregoing figures have been provided by the issuer to the offeror and are as of August 8, 2016, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.00010070.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $953,968.08	Filing Party: Napa Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form or Registration No.: Schedule TO	Date Filed: August 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going–private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 18, 2016 by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of NetSuite Inc., a Delaware corporation (“NetSuite”), at a purchase price of $109.00 per Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Schedule TO.

The Schedule TO is hereby amended as follows:

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

Amending and supplementing by adding a new paragraph at the end of the section titled Section 16 – “Certain Legal Matters; Regulatory Approvals – Legal Proceedings” of the Offer to Purchase to read as follows:

“On September 30, 2016, the plaintiffs in the action Palkon v. NetSuite Inc. et al. Case No. 4:16-cv-04975-CW (the “Palkon Action”) filed a notice of voluntary dismissal to dismiss, without prejudice, all proceedings in the Palkon Action, and with each party to bear its own costs.”

Replacing the first sentence of the third paragraph under the heading “SPECIAL FACTORS – 4. Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and the Merger – Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and the Merger” with the following sentence:

“Oracle, Parent and Purchaser believe that the Offer and the Merger, including the Offer Price to be received by NetSuite’s unaffiliated stockholders pursuant to the Offer and the Merger, are fair to such stockholders.”

Adding to the end of the last paragraph under the heading “SPECIAL FACTORS – 4. Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and the Merger – Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and the Merger” the following:

“A specific going concern value of NetSuite was not calculated or considered by Oracle, Parent or Purchaser in reaching the conclusion as to the fairness of the Offer and the Merger.

In reaching the conclusion as to fairness of the Offer and the Merger, Oracle, Parent and Purchaser also considered the historical trading prices of the Shares, including, as discussed above, the fact that the Offer Price represents a 62% premium to the trading price at which the Shares closed on June 27, 2016, the last trading day before public speculation and market rumors that NetSuite was potentially the subject of an acquisition transaction involving Oracle, and a 38% premium to the price at which the Shares closed on June 15, 2016, 30 trading days before the execution by Oracle and NetSuite of the Merger Agreement. Having considered the foregoing, Oracle, Parent and Purchaser believe that the Offer Price is fair in relation to the historical trading prices of the Shares.”

Adding to the end of the seventh paragraph under the heading “SPECIAL FACTORS – 4. Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and the Merger – Opinion of Moelis & Company LLC” the following:

“Moelis has expressly consented to the inclusion of its opinion and the materials in Exhibits (c)(8) through (c)(15) as exhibits to the Schedule TO.”

Adding after the last paragraph under the heading “SPECIAL FACTORS – 5. Certain Effects of the Offer” the following:

“None of Oracle, Parent or Purchaser owns any Shares and, accordingly, none of them has any current equity interest in the net book value or net earnings of NetSuite. Upon the closing of the Merger, NetSuite will become a subsidiary of Oracle. As such, Oracle will indirectly own 100% of the equity interest in the net book value and net earnings of NetSuite.

In addition to considering a tender offer and second step merger structure, Oracle also considered a one-step merger transaction as an alternative means to accomplish the stated transaction objectives. However, Oracle, Parent and Purchaser believe that the tender offer and second step merger structure was preferable to a one-step merger because they believe that the structure provides a faster and more efficient process for completing the transaction than structures which require calling a special meeting of NetSuite’s stockholders.

Upon the effective time of the Merger, Oracle (i) will become the beneficiary of the cost savings achieved by NetSuite’s no longer remaining a company subject to the reporting requirements under the federal securities laws, and (ii) will become the future beneficiary of NetSuite’s operating loss carryforwards.”

Amending and supplementing Item 13 of the Schedule TO to add the following under the heading “Item 13. Financial Statements.”:

(c) Summary Information.

	(dollars, in thousands)
	December 31, 2014	December 31, 2015	June 30, 2016
Current Assets	673,001	655,100	701,082
Non-Current Assets	249,238	482,497	487,961
Current Liabilities	392,773	519,050	551,922
Non-Current Liabilities	295,232	312,346	323,136

	(dollars and shares in thousands, except per share data)
	Year ended December 31,		Six Months ended June 30,		Three Months ended June 30,
	2014	2015	2015	2016	2015	2016
Total Revenue	556,284	741,149	342,097	447,349	177,280	230,771
Gross Profit	379,474	495,721	230,595	291,392	118,139	146,666
Net Income (loss)	(100,037)	(124,743)	(55,000)	(67,488)	(32,287)	(37,743)
Net Income (loss) per common share, basic and diluted	$(1.31)	$(1.59)	$(0.71)	$(0.84)	$(0.41)	$(0.47)

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2016

Napa Acquisition Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

OC Acquisition LLC

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Secretary

Oracle Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 18, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated August 18, 2016.*

(a)(5)(A)	Press Release issued by Oracle Corporation on July 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on August 1, 2016).*

(a)(5)(B)	FAQ issued by Oracle Corporation on July 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on August 1, 2016).*

(a)(5)(C)	Press Release issued by Oracle Corporation on September 9, 2016, announcing the extension of the Offer.*

(a)(5)(D)	Complaint captioned Dennis Palkon, on Behalf of Himself and All Others Similarly Situated v. NetSuite Inc., et al., filed on August 30, 2016, in the United States District Court for the Northern District of California.*

(a)(5)(E)	Press Release issued by Oracle Corporation on September 26, 2016, announcing final antitrust clearance approval.*

(b)	Not applicable.

(c)(1)	Opinion of Qatalyst Partners LP, dated July 27, 2016, to the Transactions Committee and the Board of Directors of NetSuite Inc. (incorporated herein by reference to Annex A to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(c)(2)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated February 22, 2016 (incorporated by reference to Exhibit (c)(1) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(3)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 6, 2016 (incorporated by reference to Exhibit (c)(2) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(4)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 10, 2016 (incorporated by reference to Exhibit (c)(3) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(5)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated July 13, 2016 (incorporated by reference to Exhibit (c)(4) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(6)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated July 27, 2016 (incorporated by reference to Exhibit (c)(5) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(7)	Opinion of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 28, 2016.*

Exhibit No.	Description

(c)(8)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated April 19, 2016.*

(c)(9)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 20, 2016.*

(c)(10)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 27, 2016.*

(c)(11)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 8, 2016.*

(c)(12)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 14, 2016.*

(c)(13)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 30, 2016.*

(c)(14)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 8, 2016.*

(c)(15)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 25, 2016.*

(d)(1)	Agreement and Plan of Merger, dated as of July 28, 2016, by and among NetSuite Inc., OC Acquisition LLC, Napa Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Oracle Corporation with the SEC on August 1, 2016).*

(d)(2)	Form of Tender and Support Agreement among OC Acquisition LLC, Napa Acquisition Corporation and the stockholder party thereto (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(d)(3)	Tender and Support Agreement, dated as of July 28, 2016, among OC Acquisition LLC, Napa Acquisition Corporation and NetSuite Restricted Holdings LLC (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(d)(4)	Confidentiality Agreement, dated as of May 5, 2016, between Oracle Corporation and NetSuite Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(d)(5)	Exclusivity Agreement, dated as of July 15, 2016, between NetSuite Inc. and Oracle Corporation (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(f)	The information set forth in “Item 8 - Additional Information - Appraisal Rights” and Annex B to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016 is incorporated herein by reference.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously